Sec. 240.13d-101 Schedule 13D--Information to be included in statements filed pursuant to Sec. 240.13d-1(a) and amendments thereto filed pursuant to Sec. 240.13d-2(a).


                                United States
                      Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934

                                 (Amendment No.__)*


                            Centrack International, Inc.
                            ----------------------------
                                   (Name of Issuer)


                     Common Stock, par value $0.0001 per share
                     -----------------------------------------
                           (Title of Class of Securities)

                                     15234W105
                                   --------------
                                   (CUSIP Number)


                                    George Weast
                               107585 Jefferson Drive
                           Deerfield Beach, Florida 33442
                                    (561) 213-0176
                 -------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                   January 23, 2001
               -------------------------------------------------------
               (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].



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                                  SCHEDULE 13D

CUSIP No.: 15234W105

(1)	    Name of reporting person
       	George Nathanail

(2)     Check the appropriate box if a Member of a Group             (a) [  ]
                                                                     (b) [  ]
(3)	    SEC use only

(4)    	Source of funds
       	PF

(5)    	Check if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e)     [  ]

(6)    	Citizenship or place of organization
       	Greece

Number of shares beneficially owned* by each reporting person with:

(7)	    Sole voting power:
        0

(8)	    Shared** voting power:
        51,780,178

(9)	    Sole dispositive power:
        0

(10)	   Shared dispositive power:
        51,780,178

(11)	   Aggregate amount beneficially owned by each reporting person:
        51,780,178

(12)   	Check if the aggregate amount in Row (11) excludes certain shares
        (see instructions):  [  ]

(13)   	Percent of class represented by amount in Row (11):
       	58

(14) 	  Type of reporting person (see instructions):
       	IN

------------------------

* In accordance with Rule 13d-4, the filing of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

** Mr. Nathanail was granted a Power of Attorney by GOLDEN STONE GROUP LIMITED, a British Virgin Islands company, to acquire and vote the securities covered by this statement. Since the Power of Attorney is not an irrevocable power of attorney, GOLDEN STONE could revoke it and vote or dispose of the securities (subject to applicable resale restrictions, since the securities are restricted). Therefore, the "shared" designation was chosen.


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                               SCHEDULE 13D

CUSIP No.: 15234W105

(1)	  Name of reporting person:
     	GOLDEN STONE GROUP LIMITED

(2)   Check the appropriate box if a Member of a Group              (a) [  ]
                                                                    (b) [  ]
(3)	  SEC use only

(4)  	Source of funds
     	OO

(5)  	Check if disclosure of legal proceedings is required pursuant to
      Items 2(d) or 2(e)     [  ]

(6)  	Citizenship or place of organization
     	British Virgin Islands

Number of shares beneficially owned* by each reporting person with:

(7)	  Sole voting power:
     	0

(8)	  Shared** voting power:
     	51,780,178

(9)  	Sole dispositive power:
      0

(10) 	Shared dispositive power:
     	51, 780,178

(11)	 Aggregate amount beneficially owned by each reporting person:
      51,780,178

(12) 	Check if the aggregate amount in Row (11) excludes certain shares
      (see instructions):  [  ]

(13) 	Percent of class represented by amount in Row (11):
     	58

(14)	 Type of reporting person (see instructions):
      CO

----------------------

* In accordance with Rule 13d-4, the filing of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

** Mr. Nathanail was granted a Power of Attorney by GOLDEN STONE GROUP LIMITED, a British Virgin Islands company, to acquire and vote the securities covered by this statement. Since the Power of Attorney is not an irrevocable power of attorney, GOLDEN STONE could revoke it and vote or dispose of the securities (subject to applicable resale restrictions, since the securities are restricted). Therefore, the "shared" designation was chosen.

Item 1.   Security and Issuer

          The title and class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.0001 per share (the
"Shares"), of Centrack International, Inc. (the "Company"). The address of the principal executive offices of the Company is: 107585 Jefferson Drive, Deerfield Beach, Florida 33442.


Item 2.   Identity and Background

          George Nathanail residence address is No 5A Asklipiou Street, Athens, Greece. Mr. Nathanail is an economist. He is the Managing Director of Attalos Securities, S.A., located at 5 Kanari Street 10671 Athens, Greece. During the past five years, Mr. Nathanail has not been convicted in a criminal proceeding. During the last five years Mr. Nathanail has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Nathanail is a citizen of Greece.

          GOLDEN STONE GROUP LIMITED is a British Virgin Islands company formed to engage in international business transactions. The address of its principal office is Drake Chambers, PO Box 3321, Road Town, Tortola, British Virgin Islands. The Sole Director of GOLDEN STONE GROUP LIMITED is David John Bird, whose business address is: GOLDEN STONE GROUP LIMITED, Drake Chambers, PO Box 3321, Road Town, Tortola, British Virgin Islands. During the past five years, Mr. Bird has not been convicted in a criminal proceeding. During the last five years
Mr. Bird has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Bird is a citizen of the British Virgin Islands.


Item 3.   Source and Amount of Funds or Other Consideration

          The funds used and to be used for purchasing the securities covered by this statement are: (1) the personal funds of Mr. Nathanail, in the amount of $50,000.00; and (2) $100,000.00 in the form of two non-recourse promissory notes: (a) Promissory Note No. 1 from Mr. Nathanail in the amount of $50,000.00, secured by 17,260,059 shares of Centrack restricted Common Stock, such note payable in full on March 12, 2001 and (b) Promissory Note No.2 from Mr. Nathanail for $50,000.00, secured by 17,260,058 shares of Centrack restricted Common Stock, such note payable on demand given at any time after March 12, 2001 but before June 12, 2001. The second note is subject to reduction of the amount payable thereunder under certain conditions set forth in the note.


Item 4.   Purpose of Transaction

          The securities covered by this statement are being acquired for investment purposes. Mr. Nathanail was elected as a Director of Centrack by unanimous consent of the Board of Directors of Centrack, and confirmed by a majority consent of the shareholders of Centrack (which, at the time of such election and confirmation, did not include Mr. Nathanail or GOLDEN STONE). Prior to the election of Mr.
Nathanail as a Director, Centrack amended its By-Laws to provide for a total of three directors.

          Centrack's Board of Directors and shareholders authorized an amendment to Centrack's Articles of Incorporation, increasing the authorized shares of Centrack to 120,000,000 shares, all such shares being of one class of common stock, par value $0.0001.


Item 5.   Interest in Securities of the Issuer

(a) This statement covers 51,780,178 shares of Centrack Common Stock, of which 51,780,178 shares are the subject of a right to acquire, by means of a Stock Subscription and Purchase Agreement.

(b) GOLDEN STONE GROUP LIMITED and George Nathanail, pursuant to a Power of Attorney granted to him by GOLDEN STONE GROUP LIMITED have shared power to vote or direct the vote and shared power to dispose of or direct the disposition of 51,780178 shares of Centrack Common Stock. See Item 2.

(c)       None, except as expressly set forth elsewhere in this statement.

(d)       None.

(e)       None.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          The purchase of the securities covered by this statement is being effected through a Stock Subscription and Purchase Agreement, for which the required shareholder approval was obtained on January 23, 2001, by means of a majority written consent. That agreement calls for the securities to be held in three escrow deposits, to be released upon receipt of the initial cash payment and payments of the promissory notes, as described in Item 3, in accordance with the terms of a Cash Escrow Agreement and a Note and Stock Escrow Agreement. The terms of the above agreements provide that failure to make any of the above payments will result in forfeiture of the related securities being held in escrow (see Item 3).


Item 7.   Material to be Filed as Exhibits

1.        Power of Attorney from GOLDEN STONE GROUP LIMITED to George
Nathanail.

2.        Stock Subscription and Purchase Agreement

3. Amendment, Instruction and Acknowledgement Regarding Stock Subscription and Purchase Agreement

4.        Cash Escrow Agreement

5.        Note and Stock Escrow Agreement

6.        Promissory Note No. 1

7.        Promissory Note No. 2

8.        Agreement Concerning Joint Filing of Schedule 13D



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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				GOLDEN STONE GROUP LIMITED

				By: 	/s/ George Nathanail
				Name: 	George Nathanail
				Title: 	Attorney-in-Fact for GOLDEN STONE
                                        GROUP LIMITED


				GEORGE NATHANAIL

				By:	/s/ George Nathanail
				Name: 	George Nathanail

                           EXHIBIT INDEX
                           -------------

Exhibit No.    Document
-----------    --------

    (24)       Power of Attorney from GOLDEN STONE GROUP LIMITED to
               George Nathanail.

    10.1       Stock Subscription and Purchase Agreement

    10.2 Amendment, Instruction and Acknowledgement Regarding Stock Subscription and Purchase Agreement

    10.3       Cash Escrow Agreement

    10.4       Note and Stock Escrow Agreement

    10.5       Promissory Note No. 1

    10.6       Promissory Note No. 2

    10.7       Agreement Concerning Joint Filing of Schedule 13D


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